Exhibit 99.20

PRESS RELEASE
SOURCE: Acasti Pharma Inc.& Neptune Technologies & Bioressources Inc.

Clarification on Acasti Pharma Rights Offering

Laval, Québec, CANADA – September 8, 2011 – Acasti Pharma Inc. («Acasti ») (TSX-V.APO) and Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT – TSX-V.NTB) provide the following clarification of the terms of the current Acasti Rights Offering in response to right holders inquiries.  It should be noted that the terms of the Acasti Rights Offering have not changed.

•	Ten (10) rights plus one dollar and twenty five cents ($1.25) are required to acquire one share of Acasti
•	The Rights Offering will expire on September 14, 2011 at 4PM, Montreal time, afterwhich, all outstanding and unexercised rights will be worthless.
•	US shareholders that are accredited investors (see definition below), generally are entitled to exercise their rights upon delivery of appropriate documentation.
•	All Acasti shares issued through the Rights Offering will be freely tradable in Canada.
•	Rights can be oversubscribed up to the maximum number of shares offered (6,445,444), representing a maximum gross proceed of $8,056,805.

Neptune to Exercise Acasti Rights

Neptune intends to exercise rights and acquire up to 2,000,000 shares of Acasti.  Should this transaction proceed accordingly, the subscription of rights represents a $2,500,000 investment in Acasti.  Neptune would own 40,617,733 shares of Acasti.

Please refer to the Offering Circular filed on SEDAR on June 17, 2011 for additional and complete information on Acasti Rights Offering.  Any question regarding the Rights Offering can be addressed to Xavier Harland, see below for contact information.

US accredited investors are as defined in Regulation D under the United States Securities Act of 1933.  All dollar amounts are in Canadian dollar.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Acasti Contact:	Neptune Contact:
Xavier Harland	André Godin,
Chief Financial Officer	Chief Financial Officer
+1.450.687.2262	+1.450.687.2262
x.harland@acastipharma.com	a.godin@neptunebiotech.com
www.acastipharma.com	www.neptunebiotech.com

Howard Group Contact:	CEOcast Contact:
Bob Beaty	Dan Schustack
+1.888.221.0915	+1.212.732.4300
bob@howardgroupinc.com	dschustack@ceocast.com
www.howardgroupinc.com	www.ceocast.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.